Exhibit 99.111

COLLECTIVE MINING LTD.

CODE OF BUSINESS CONDUCT & ETHICS

This Code of Business Conduct & Ethics (this “Code”) has been adopted by the board of directors (the “Board”) of Collective Mining Ltd. (together with any subsidiaries, the “Company”). This Code embodies the commitment of the Company to conduct its business in accordance with all applicable laws, rules and regulations and high ethical standards. The Company will require all its employees, officers and directors to, at all times, comply and act in accordance with the principles and the more detailed provisions stated herein. This Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on assignments with the Company, as well as to consultants to the Company (all herein referred to as “employees”).

1.	PURPOSE OF THIS CODE

The purpose of this Code is to:

(a)	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	promote avoidance of conflicts of interest, including disclosure in writing to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c)	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company issues or files with, or submits to, applicable securities regulators and in other public communications made by the Company;

(d)	promote compliance with applicable laws, rules and regulations in the jurisdictions in which the Company operates, including of applicable stock exchanges;

(e)	promote the prompt internal reporting to an appropriate person of violations of this Code and provide a mechanism to report unethical conduct;

(f)	promote accountability for adherence to this Code;

(g)	promote respect for local communities and cultures;

(h)	prevent discrimination and avoid nepotism;

(i)	promote a positive work environment and atmosphere;

(j)	provide guidance to employees, contractors, consultants, officers and directors of the Company to help them recognize and deal with ethical issues; and

(k)	help foster a culture of integrity, honesty and accountability within the Company.

Violations of this Code by any director, officer, employee, contractor or consultant are grounds for disciplinary action, which may include immediate termination of employment, termination of the provision of services, demotion from a position as an officer of the Company, or, in the case of a director, a request for the director’s resignation. If a situation exists or arises where an employee, contractor, consultant, officer or director is in doubt, the employee is encouraged to seek the advice of the Chair of the Audit Committee of the Board (the “Audit Committee”).

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2.	WORKPLACE

(a)	A Non-Discriminatory Environment

The Company fosters a work environment in which all individuals are treated with respect and dignity. The Company is an equal opportunity employer and does not discriminate against directors, officers, employees, contractors, consultants, potential employees, or other service providers, on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such directors, officers, employees, contractors or consultants are located. The Company will make reasonable accommodations for its employees in compliance with applicable laws and regulations. The Company is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its employees and agents.

(b)	Harassment-Free Workplace

The Company will not tolerate harassment of its employees, customers or suppliers in any form.

(c)	Substance Abuse

The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers, directors, contractors and consultants of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

(d)	Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated.

(e)	Employment of Relatives

The Company discourages the employment of relatives and significant others in positions or assignments within the same department and prohibits the employment of such individuals in finance-related positions. Employment of more than one relative at an office of the Company or other premises is permissible but the direct supervision of one relative by another is not permitted unless otherwise authorized by the Executive Chairman (the “Chair”), Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of the Company. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chair, CEO or CFO. If such employment is allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the Chair, CEO or CFO. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws. Significant others include persons living in a spousal or familial fashion with an employee, consultant, officer or director. If a question arises about whether a relationship is covered by this Code, the Chair, CEO or CFO will determine whether an applicant’s or transferee’s acknowledged relationship is covered by this Code. Willful withholding of information regarding a prohibited relationship/reporting arrangement will be subject to corrective action. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor. The Company retains the prerogative to separate the working arrangements of the individuals at the earliest possible time.

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(f)	Child Labour

The Company does not and will not employ children. The Company defines a child as anyone under the age of sixteen. If local law is more restrictive than Company policy, the Company will comply with the letter and the spirit of the local law.

(g)	Environmental, Safety, and Occupational Health Practices

Sound environmental, safety and occupational health management practices are in the best interests of the Company, its employees, officers, directors, shareholders and the communities in which it operates. The Company is committed to conducting its business in accordance with recognized industry standards and to meeting or exceeding all applicable environmental and occupational health and safety laws and regulations with the objective of achieving “no harm” to its employees and contractors.

3.	THIRD PARTY RELATIONSHIPS

(a)	Conflicts of Interest

Directors, officers, employees, contractors or consultants are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Company. Employees, contractors and consultants must disclose promptly in writing possible conflicts of interest to their supervisor, or if the supervisor is involved in the conflict of interest, to the Chair, CEO or CFO. Directors or officers of the Company shall disclose in writing conflicts of interest to the Chair or Lead Director of the Board or request to have entered in the minutes of meetings of the Board the nature and extent of such interest.

A “conflict of interest” occurs when an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, provision of services, officership or directorship, to the detriment of the Company. They also arise where an individual’s personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause a director, officer, employee, contractor or consultant to give preference to personal interests in situations where corporate responsibilities should come first. Directors, officers, employees, contractors or consultants of the Company shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

If a conflict of interest arises or exists, and there is no failure of good faith on the part of the employee, contractor, consultant, officer or director, the Company’s policy generally will be to allow a reasonable amount of time for the employee, contractor, consultant, officer or director to correct the situation in order to prevent undue hardship or loss; however, all decisions in this regard will be at the discretion of the Chair, CEO or CFO, whose primary concern in exercising such discretion will be in the best interests of the Company.

Directors, officers, employees, contractors or consultants of the Company shall not acquire any property, security or any business interest which they know that the Company is interested in acquiring. Moreover, based on advance information, directors, officers, employees, contractors or consultants of the Company shall not acquire any property, security or business interest, which they know the Company is interested in acquiring, for speculation or investment. It is not, however, typically considered a conflict of interest if a director, officer, employee, contractor or consultant acquires an interest in a competitor, customer or supplier that is listed on a stock exchange so long as the total value of the investment is less than 5% of the outstanding shares of the company and the amount of the investment is not so significant that it would affect the person’s business judgment on behalf of the Company. Notwithstanding the foregoing, any such investment is subject to and must comply with the Company’s Corporate Disclosure and Insider Trading Policy and applicable securities laws.

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(b)	Gifts and Entertainment

Directors, officers, employees, contractors or consultants of the Company or their immediate families shall not use their positions with the Company to solicit any cash, gift or free services from any of the Company’s customers, suppliers or contractors for their personal benefit, or for the personal benefit of their immediate family or friends. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant or otherwise improperly influence the Company’s business relationship with or create an obligation to a customer, supplier or contractor. Employees must inform their immediate superior of gifts and entertainment received within a reasonable period not exceeding one month from receipt. This prohibition does not prevent employees, officers and directors from accepting or providing modest gifts or entertainment that are customarily provided to foster important business relationships and which do not (and could not reasonably be perceived to) influence the Company’s business decisions, compromise its independent judgment or create an obligation to the person providing the gift or entertainment.

The Company has in place an Anti-Bribery and Anti-Corruption Policy. In the event of any inconsistencies with this Code and the Anti-Bribery and Anti-Corruption Policy, the provisions of the Anti-Bribery and Anti-Corruption Policy shall prevail.

(c)	Competitive Practices

The Company complies with and supports laws of all jurisdictions which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Company will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company, except as approved by the Board or as provided for under confidentiality agreements or other written agreements that contain an area of interest clause. The Company’s directors, officers, employees, contractors and consultants are also prohibited from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anti-competitive behavior.

(d)	Supplier and Contractor Relationships

The Company selects its suppliers and contractors in a non-discriminatory manner based on the quality, cost and service. Decisions must never be based on personal interests or the interests of family members or friends. All directors, officers, employees, contractors or consultants are required to conduct themselves in a business-like manner that promotes equal opportunity and prohibits discriminatory practices.

Conducting business of the Company with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role, should be avoided. If such a related party transaction is unavoidable, the nature of the related-party transaction should be disclosed to the Chair, CEO or CFO. If it is determined to be material to the Company, the Audit Committee must review and approve in writing in advance such related party transactions. The most significant related party transactions, particularly those involving the Company’s directors or executive officers, must be reviewed and approved in writing in advance by the Board. The Company must report all such material related party transactions under applicable accounting rules, securities laws and regulations, and securities market rules. Any dealings with a related party must be conducted in such a way that preferential treatment is not given to that business.

Employees, contractors and consultants must inform their supervisors, and officers and directors must inform the Chair of the Audit Committee, of any relationships that appear to create a conflict of interest.

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(e)	Public Relations

The Chair, CEO and CFO and such other persons appointed as spokespersons in accordance with the Company’s Corporate Disclosure and Insider Trading Policy are responsible for all public relations, including all contact with the media. Only a person specifically authorized to represent the Company to the media may respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about the Company. If the media contacts someone other than the spokespersons about any topic, immediately refer the call to a spokesperson.

Directors, officers and employees should not post information relating to the Company on any social media sites such as Facebook, Twitter or Internet chat rooms, unless so directed by one of the above individuals. Further, if a director, officer or employee encounters information about the Company on a social media site or the Internet, they should forward that information to the Corporate Secretary.

Directors, officers and employees must be careful not to disclose confidential or business information through public or casual discussions to the media or others.

Please refer to the Company’s Corporate Disclosure and Insider Trading Policy for further details regarding corporate disclosures.

(f)	Business and Government Relations and Political Activities

Directors, officers, employees, contractors or consultants of the Company may participate in the political process as private citizens. It is important to separate personal political activity and the Company’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials.

Please refer to the Company’s Anti-Bribery and Anti-Corruption Policy for guidance regarding political contributions. If you are in doubt about the legitimacy of a payment or a gift of any kind that you have been requested to make, refer such situations to the CEO.

In addition, the Company, its directors, officers, employees, contractors or consultants are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

(g)	Officerships and Directorships

Employees and officers of the Company shall not act as officers or directors of any other corporate entity or organization, public or private, with operations in Colombia, South America, without the prior approval of the Chair in the case of employees, and the Lead Director or Board of Directors in the case of the Chair. Serving as a trustee, director or a similar position for a government agency or an outside entity may create a conflict of interest. Being a trustee or director or serving on a standing committee of some organizations, including government or non-governmental agencies, charities and non-profit organizations may also create a conflict. On or before accepting an appointment to the board or a committee of any entity, a director, officer, employee, contractor or consultant should consider whether it creates a conflict of interest, including whether the appointment would detract from his or her ability to devote appropriate time and attention to his or her responsibilities with the Company.

4.	LEGAL COMPLIANCE

(a)	Compliance with Laws, Rules and Regulations

Directors, officers, employees, contractors or consultants of the Company are expected to comply in good faith at all times with all applicable laws, rules and regulations and to behave in an ethical manner.

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(b)	Compliance with Insider Trading Laws and Timely Disclosure

The Company has adopted a Corporate Disclosure and Insider Trading Policy in order to prevent improper trading of securities of the Company and the improper communication of undisclosed material information regarding the Company. All employees, officers, consultants, contractors and directors are expected to thoroughly understand and comply with such policy. Employees, consultants, contractors, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company (or about any other company) should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision on the basis of this information, is not only unethical but also illegal.

Directors, officers, employees, contractors or consultants of the Company are required to comply with policies and procedures applicable to them that are adopted by the Company from time to time and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public. Directors, officers, employees, contractors or consultants of the Company must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Directors, officers, employees, contractors and consultants of the Company should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

5.	OPPORTUNITIES, INFORMATION AND RECORDS

(a)	Confidential and Proprietary Information and Trade Secrets

Directors, officers, employees, contractors or consultants of the Company may be exposed to certain opportunities brought to the Company and information that is considered confidential by the Company, or may be involved in the design or development of new procedures related to the business of the Company. All such opportunities, information and procedures, whether or not the subject of copyright or patent, are the sole property of the Company. Directors, officers, employees, contractors or consultants shall not appropriate corporate opportunities for their own use or disclose confidential information to persons outside the Company, including family members, and should share it only with other persons who have a “need to know”.

Directors, officers, employees, contractors or consultants of the Company are responsible and accountable for safeguarding the Company’s documents and information to which they have direct or indirect access as a result of their employment, provision of services, officership or directorship with the Company.

Unauthorized use or distribution of the Company’s documents and information violates this Code. It is also illegal and could result in civil or criminal penalties.

Please also refer to the Company’s Corporate Disclosure and Insider Trading Policy for further details regarding corporate disclosures.

(b)	Financial Reporting and Records

The Company maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing the Company’s business and are crucial for meeting obligations to employees, contractors, consultants, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees, contractors, consultants, officers and directors of the Company who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets which are either not recorded or inadequately recorded on the books and records of the Company. No payment is to be approved without adequate and accurate supporting documentation and authorization. No employee, contractor, consultant, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

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(c)	Record Retention

The Company maintains all records in accordance with applicable laws regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files, whether maintained at work or at home. The Company prohibits the unauthorized destruction of, or tampering with, any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or where the Company has reason to know of a threatened or pending government investigation or litigation where such records may be relevant is prohibited. If there is any doubt on whether any records may be disposed of, the CFO must be consulted.

6.	PROTECTION AND PROPER USE OF COMPANY ASSETS

(a)	Use of Company Assets or Opportunities

The use of Company assets or opportunities for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited. The Company’s assets include its reputation, trademarks and name, its employees’ time at work and work productivity, as well as information technology, intellectual assets, buildings, land, equipment, machines, software and cash, all of which must be used only for business purposes except as provided by this Code or approved by the CEO.

(b)	Destruction of Property and Theft

Directors, officers, employees, contractors or consultants of the Company shall not intentionally damage or destroy the property of the Company or others, or commit theft.

(c)	Intellectual Property of Others

Directors, officers, employees, contractors or consultants of the Company may not reproduce, distribute, or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with the Company’s business must be properly licensed and used only in accordance with that license.

(d)	Information Technology

The Company’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voicemail are the property of the Company and are to be used primarily for business purposes. The Company’s information technology systems may be used for minor or incidental reasonable personal messages provided that such use is kept at a minimum, is in compliance with the Company’s policies generally and does not interfere with the Company’s business.

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The Company may take reasonable steps to ensure the security of its information and monitor the use of information technology resources as the inappropriate use of these resources may not only interfere with carrying on the Company’s business but may also jeopardize the Company’s reputation or compliance with regulatory requirements. The Company acknowledges that from time to time the personal use of information technology resources may be necessary; however, such use should not impact business activities and all use will be governed by information technology policies in effect from time to time that establish guidelines for the appropriate use of the Company’s information technology resources. Directors, officers, employees, contractors or consultants of the Company may not use the Company’s information technology systems to:

(i)	allow others to gain access to the Company’s information technology systems without the formal written approval of the CEO;

(ii)	send harassing, threatening or obscene messages;

(iii)	send chain letters;

(iv)	use information technology for individual profit or any unlawful, unauthorized or unethical purpose;

(v)	reproduce, distribute or alter copyrighted materials without the permission of the copyright owner;

(vi)	make personal or group solicitations unless authorized by a senior officer; or

(vii)	conduct personal commercial business.

7.	USING THIS CODE AND REPORTING VIOLATIONS

It is the responsibility of all directors, officers, employees, contractors and consultants of the Company to understand and comply with this Code. Upon receipt of this Code, each such individual is required to complete the Receipt and Acknowledgement in the form attached as Schedule A to this Code.

If any director, officer, employee, contractor or consultant of the Company observes or becomes aware of an actual or potential violation of this Code or of any law or regulation, whether committed by employees of the Company or by others associated with the Company, it is such individual’s responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Company. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that directors, officers, employees, contractors or consultants are acting in good faith have the means to report actual or potential violations.

To report actual or potential compliance infractions relating to this Code, please refer to the procedure provided for in the Anti-Bribery and Anti-Corruption Policy.

8.	CODE REVIEW AND ANNUAL CERTIFICATION

The Board will annually review and reassess the adequacy of this Code. If requested by the Board, all directors and officers of the Company, together with any employees, contractors, agents and consultants determined by the Board, will be required to provide an annual certification of compliance with this Policy.

9.	WAIVERS OF THIS CODE

From time to time, the Company may waive certain provisions of this Code. Waivers generally may only be granted by the Chair or the Chair of the Audit Committee.

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10.	LEGAL NOTICE

This Code serves as a reference to directors, officers, employees, contractors and consultants of the Company. The Company reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time. The Company also reserves the right to interpret and amend this Code and these policies in its sole discretion as it deems appropriate. Any amendments to this Code will be disclosed and reported as required by applicable law.

Neither this Code, these policies nor any statements made by any employee of the Company, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the Company, establish conditions of employment for the benefit of the employee, or create an express or implied employment contract of any kind between employees and the Company. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

11.	ADOPTION

This Code was adopted by the Board effective June 23, 2021 and amended on June 27, 2024.

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